8-66677

[redacted]

13010378

3/2/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Prime Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

101 California Street, Suite 3050
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hiestand — **(415) 848-0270**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KPMG LLP

(Name – *if individual, state, last, first, middle name*)

55 2ND Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

EM 3/4/13

KPMG

WELLS FARGO PRIME SERVICES, LLC
(FORMERLY MERLIN SECURITIES, LLC)
(A SUBSIDIARY OF WELLS FARGO & COMPANY)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
402

Report of Independent Registered Public Accounting Firm

The Member
Wells Fargo Prime Services, LLC (formerly known as Merlin Securities, LLC):

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (formerly known as Merlin Securities, LLC), a subsidiary of Wells Fargo & Company, as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Prime Services, LLC (formerly known as Merlin Securities, LLC) as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

San Francisco, CA
February 22, 2013

Wells Fargo Prime Services, LLC
(A Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 21,199,440
Due from clearing brokers	2,109,358
Accounts receivable, net	362,620
Deposits with clearing brokers	3,262,037
Prepaid expenses and other assets	1,141,136
Intangible assets, net	18,561,667
Due from parent	1,321,631
Total assets	$ 47,957,889
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 1,730,215
Commissions and bonuses payable	6,154,853
Due to customers	2,113,581
Accrued expenses and other	4,073,483
Total liabilities	14,072,132
Member's Equity	33,885,757
Total liabilities and member's equity	$ 47,957,889

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Wells Fargo Prime Services, LLC (the "Company"), formerly known as Merlin Securities, LLC, is a Delaware limited liability company formed on April 1, 2004. The Company was a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Former Parent") until July 31, 2012. On August 1, 2012, Everen Capital Corporation (the "Parent"), a wholly-owned subsidiary of Wells Fargo & Company, completed its acquisition of the Company (the "Transaction"). In connection with the Transaction, the Company recorded purchase accounting adjustments with corresponding adjustments to member's equity. On December 1, 2012, the Company changed its name from Merlin Securities, LLC, to Wells Fargo Prime Services, LLC. As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company is an introducing broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp. and Goldman Sachs Execution and Clearing Services, L.P. (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of ninety days or less to be cash equivalents.

Due from Clearing Brokers

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from

1. Business and Summary of Significant Accounting Policies (Continued)

the brokers' primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers. Generally, interest on outstanding balances is earned at money market rates and paid at broker call rates.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. There is no allowance for estimated losses recognized as of December 31, 2012. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Due from Parent

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. Amounts due from Parent represented cash advance to the Parent by the Company for reimbursement of such expenditures that has yet to be settled as of December 31, 2012.

Intangible Assets, net

The Company recorded an intangible asset for the estimated fair value of its customer relationships as part of the purchase accounting related to the acquisition. This amount is being amortized over the estimated useful lives. The Company intends to review such intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no impairment recorded during the year ended December 31, 2012.

Federal and State Income Taxes

Prior to acquisition by the Parent, the Company was a pass-through entity with multiple members and as such, reported no tax expense or benefit separately. All tax expense or benefit was reported at the member level. Post-acquisition, the Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-

1. Business and Summary of Significant Accounting Policies (Continued)

Federal and State Income Taxes (Continued)

level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2012 and there was no accrued interest in December 31, 2012. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2012, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2008 and forward.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Purchase Accounting Allocation

Management estimated the fair value of assets and liabilities as of the acquisition date to be equal to their carrying values, with the exception of the establishment of intangible assets. The following table represents the purchase accounting

2. Purchase Accounting Allocation (Continued)

adjustments to recognize assets at their estimated fair values as of August 1, 2012, with the net increase recorded as capital contributions from the Parent.

	Carrying Values as of August 1, 2012	Purchase Accounting Adjustments	Estimated Fair Values as of August 1, 2012
Assets			
Intangible assets	$ -	20,910,000	$ 20,910,000
Member's Equity			
Capital Contributions from Parent	$ -	20,910,000	$ 20,910,000

3. Intangible Assets

The gross carrying value of intangible assets and accumulated amortization at December 31, 2012, is presented in the following table:

	Gross Carrying Value	Accumulated Amortization
Customer Relationships Intangibles	$ 20,910,000	$ 2,348,333

4. Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2012. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also invests excess cash in money

Credit Risk (Continued)

market funds. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by unrelated Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

6. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2012, the Company had regulatory net capital, as defined, of $12,183,338, which exceeded the amount required by $11,245,196. The Company's aggregate indebtedness to net capital ratio was 1.16 to 1.

6. Net Capital Requirements and Exemptions from SEC Rule 15c3-3 (Continued)

The Company is exempt from the SEC Rule 15c3-3 pursuant to the provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the Clearing Brokers on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers". Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

7. Related Party Transactions

The Company is party to an expense sharing agreement with the Parent and Former Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis. At December 31, 2012, the amount due to and due from the Parent was $1,321,631.

8. Commitments

The Company has several non-cancelable operating leases, that expire over the next five years. The following is a table summarizing significant commitments as of December 31, 2012, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

	Operating Leases
2013	$ 1,603,752
2014	1,142,070
2015	642,459
2016	507,691
2017	155,000
	$ 4,050,972

9. Contingencies

A former customer of the Company commenced arbitration before FINRA by Statement of Claim dated April 25, 2011. The complaint alleges various causes of action including a claim for losses incurred due to the Company's alleged failure to provide services per the terms of the service agreement. Management believes that the former customer's claim is without merit and intends to vigorously defend its position. As part of the purchase agreement signed by the Parent and Former Parent,

9. Contingencies (Continued)

the Company has been and will continue to be fully indemnified for any legal expenses, attorneys' fees and settlement costs pertaining to this matter.

10. Subsequent Events

Management evaluated subsequent events through February 22, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.